Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco on June 8, 2026:

The following communications were published by Pubco, Sagar Shah, Pubco’s Chief Business Officer, and Asheesh Birla, Pubco’s Chief Executive Officer, on June 9, 2026:

The $145 Trillion Bond Market Hasn’t Changed Much in 50 Years. Tokenization Aims to Improve It.

How tokenization is cutting the cost of issuing and trading fixed income and what it means for every institution in the market.

By Sagar Shah, Chief Business Officer, Evernorth

Every generation or so, financial markets restructure around better technology. It's rarely loud when it starts. It was quiet when stock exchanges began migrating from trading floors to electronic systems in the 1990s. Quiet when algorithmic execution began replacing voice brokers in fixed income in the 2000s. Those transitions felt incremental until, suddenly, they weren't.

Something similar is happening now in the bond market — one of the largest financial markets in the world by value, and also the one that has changed little in the past fifty years. The mechanism for issuing a corporate bond today looks remarkably similar to how it looked in 1975. Multiple intermediaries, weeks of process, and fees totaling 2-5% of deal value on a typical securitization.

Tokenization is helping change that arithmetic. And unlike the projections that dominated conversations about this three years ago, the evidence is now being measured by the institutions that set the standards.

The European Central Bank published empirical analysis of tokenized bond underwriting fees in May 2026. The Hong Kong Monetary Authority has documented tighter bid-ask spreads in tokenized versus traditional bond issuances. The WEF and GFMA have put hard numbers on the savings.

The debate is no longer about whether tokenization is coming. It's about who — and which infrastructure layer — does it best.

The Numbers Are No Longer Projections

Here's what the research shows. According to WEF and GFMA data cited by SettleMint, tokenized bonds can reduce underwriting fees by 0.22% of par value and tighten bid-ask spreads by 5.3% compared to traditional equivalents. Over 2,000 workflow tasks can be automated, saving up to 1,000 person-hours per issuance. The GFMA finds that tokenizing an investment-grade bond can reduce operating costs by 40-60% compared to traditional issuance.

The ECB's May 2026 Macroprudential Bulletin examines whether tokenization could reduce costs for issuers through lower underwriting fees and deliver meaningful liquidity improvements. The finding: the efficiency case is real, and the liquidity dynamics in tokenized bond markets differ from traditional markets in ways that matter for institutional participants. The Hong Kong Monetary Authority's review, cited in peer-reviewed analysis published in Frontiers in Blockchain, documented reductions in underwriting costs and tighter bid-ask spreads relative to comparable traditional bonds.

To put the fee number in context. On a $500 million bond issuance, 0.22% is $1.1 million in direct underwriting savings — on a single transaction. Multiply that across a program of issuances and the number becomes material quickly.

The spread compression matters too, and perhaps more for the long run. A 5.3% reduction in bid-ask spreads means more of the return stays with the investor at every point of secondary trading. At the scale of institutional fixed-income portfolios, that's not a rounding error.

Why Bond Issuance Is So Expensive in the First Place

To understand why tokenization changes this, it’s important to understand why traditional issuance costs so much. A bond doesn't just have an issuer and an investor. It has an investment bank that structures and prices the deal, a transfer agent that maintains the ownership registry, a paying agent that handles coupon and principal payments, a trustee that represents bondholder interests, and a clearing house that provides settlement finality.

Each party performs a function. Each party charges a fee. And each handoff between parties introduces latency.

According to Liquid Mercury's 2026 RWA tokenization analysis, a traditional commercial mortgage-backed securities issuance takes three to six months to complete and costs 2-5% of deal value in aggregate fees. A tokenized issuance can reduce these intermediary layers significantly, compressing both the cost stack and the timeline.

Tokenization doesn't eliminate the economic functions these parties perform. Bondholders still need representation. Settlement still needs finality. But the architecture changes. When a bond is a programmable digital instrument on a settlement layer capable of real-time execution, several of these intermediary layers become redundant. Ownership records update automatically. Coupon payments execute on a schedule. Cross-border settlement that used to require correspondent banking chains can happen in seconds.

"Intermediaries have served a real purpose, and as technology compresses the middle, the new economics will reward those who add genuine value - not just access."

Who This Actually Helps

When people talk about cost savings in capital markets, the instinct is to think about it as a story for the institutions already in the market. That's part of it. But the more important implication is about who gets into the market.

Today, there's a significant floor on viable bond issuance — a minimum deal size below which the fixed cost of engaging five intermediary layers simply doesn't pencil. That floor effectively excludes mid-market companies and smaller issuers who could benefit from fixed-income capital but can't justify the issuance infrastructure cost.

Tokenization changes that math. When issuance costs drop 40-60%, the floor drops with them. Issuers who were previously priced out become viable. The market gets broader. Access widens for a larger range of institutional issuers. And the cost of capital — which ultimately flows through to the real economy — comes down.

This is the market modernization argument that doesn't get made often enough. Electronic trading democratized equity markets by making execution cheaper and access wider. Tokenization has the potential to do the same for bond markets — not just making them more efficient for existing participants, but materially widening who can participate.

The Infrastructure Question

None of this delivers at scale without a settlement layer capable of handling it. Programmable payment logic, institutional-grade custody, near-instantaneous settlement, regulatory frameworks, and compliance infrastructure. These are institutional requirements, not generic blockchain capabilities.

In May, JPMorgan, Mastercard, Ondo, and Ripple publicly announced the first live cross-border redemption of a tokenized U.S. Treasury fund on the XRP network — clearing in under five seconds. The XRP network now hosts over $3 billion in tokenized real-world assets — including $418 million in tokenized U.S. Treasuries, up 8x year-over-year — with settlement finality at a fraction of a cent per transaction.

That's what institutional-grade tokenization infrastructure looks like in practice: a live transaction settling in real time on a public blockchain.

What Comes Next

Markets tend to underestimate the pace of structural transitions until they're well underway — and then they catch up fast. The floor-to-electronic transition in equities looked incremental for years and then accelerated sharply once the institutional standards were set.

Tokenized bond issuance may be approaching a similar transition. Central banks are measuring it. The early data points are substantive. The first live institutional transactions have cleared.

This content is for informational purposes only and does not constitute investment advice, an offer to sell, or a solicitation of an offer to buy any securities or digital assets. Evernorth and its affiliates hold positions in digital assets discussed in this post, including XRP. See Evernorth's SEC filings for additional information. Certain statements in this post may constitute forward-looking statements. These statements involve risks and uncertainties, including the possibility that regulatory developments, market conditions, or technological adoption may not proceed as described. Evernorth undertakes no obligation to update any forward-looking statements. Digital assets are speculative and involve a high degree of risk, including the potential for total loss of principal. Past performance is not indicative of future results. Learn more about Evernorth: https://www.evernorth.xyz/press-release-10-20-2025

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.